UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

890 5th Avenue Partners, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

28250A204

(CUSIP NUMBER)

Adam Rothstein, Manager

200 Park Avenue Partners, LLC

14 Elm Place, Suite 206

Rye, New York 10580

(575) 914-6575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28250A204	13D

1	NAME OF REPORTING PERSONS 200 Park Avenue Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,852,540(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,852,540(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,852,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.2%
14	TYPE OF REPORTING PERSON* OO

(1)	Consists of (i) 6,195,040 shares of Class F common stock, $0.0001 par value per share (“Class F Common Stock”), of 890 5th Avenue Partners, Inc., a Delaware corporation (the “Issuer”) which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value per share (“Class A Common Stock”) at the time of the Issuer’s initial business combination on a one-for-one basis, or earlier at the option of the holder, and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251650) and (ii) 657,500 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Private Placement Unit Subscription Agreement by and between 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”), and the Issuer. These securities are held directly by the Sponsor. Adam Rothstein, who is the manager of the Sponsor and the Executive Chairman, Secretary and a director of the Issuer, has voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein.

CUSIP No. 28250A204	13D

1	NAME OF REPORTING PERSONS Adam Rothstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,852,540(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,852,540(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,852,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.2%
14	TYPE OF REPORTING PERSON* IN

(1)	Consists of (i) 6,195,040 shares of the Issuer’s Class F Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, or earlier at the option of the holder, and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251650) and (ii) 657,500 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Private Placement Unit Subscription Agreement by and between the Sponsor and the Issuer. These securities are held directly by the Sponsor. Adam Rothstein, who is the manager of the Sponsor and the Executive Chairman, Secretary and a director of the Issuer, has voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein.

Schedule 13D

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of 890 5th Avenue Partners, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14 Elm Place, Suite 206, Rye, New York, 10580.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are 200 Park Avenue Partners, LLC, a Delaware limited liability company (the “Sponsor”), and Adam Rothstein.

(b) The business address or address of the principal office, as applicable, of the Reporting Persons is 14 Elm Place, Suite 206, Rye, New York, 10580.

(c) Each of the Reporting Persons is engaged in the business of investing. The principal business of the Sponsor is holding securities of the Issuer, and the Sponsor acted as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”).  Mr. Rothstein is serving as the manager of the Sponsor and the Executive Chairman, Secretary and a member of the board of directors of the Issuer.

(d) and (e) During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Rothstein is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid to the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $6,575,000 for the Private Units (as defined in Item 4).

Item 4.	Purpose of Transaction

The Issuer is a newly incorporated blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which will be referred to herein as the Issuer’s initial business combination.  The Sponsor is the Issuer’s sponsor.

Founder Shares

Pursuant to the terms of the Securities Subscription Agreement, dated October 15, 2020 (the “Founder Shares Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 7,187,500 shares (“Founder Shares”) of Class F common stock, $0.0001 par value per share (“Class F Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer for an aggregate purchase price of $25,000 in cash, or approximately $0.003 per share. The Sponsor subsequently sold 621,222 Founder Shares to PA 2 Co-Investment LLC, an affiliate of Cowen and Company, LLC, a representative of the underwriters of the IPO, sold 266,238 founder shares in the aggregate to Craig-Hallum Capital Group LLC, a representative of the underwriters of the IPO, and certain of its affiliates, and transferred 105,000 Founder Shares in the aggregate to the Issuer’s five independent director nominees, such that the Sponsor owned 6,195,040 Founder Shares.

The shares of Class F Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-251650) (the “Registration Statement”) filed with the SEC in connection with the IPO.

Private Units

On January 14, 2021, the Issuer completed the IPO of 28,750,000 units (“Units”), including the issuance of 3,750,000 Units as a result of the underwriters’ exercise in full of their over-allotment option. Each Unit consists of one share of Class A Common Stock and one-third of one redeemable warrant (“Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the IPO, pursuant to the Private Placement Unit Subscription Agreement, dated as of January 11, 2021 (the “Private Units Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 657,500 units (“Private Units”) for an aggregate price of $6,575,000 in a private placement.

Each Private Unit consists of one share of Class A Common Stock and one-third of one warrant (“Private Warrants”, and together with the Public Warrants, the “Warrants”), each whole Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Private Units are identical to the Units, except that if held by the initial purchasers or any of their permitted transferees, the Private Warrants (i) may be exercised on a cashless basis and (ii) are not subject to redemption. If the Private Units are held by holders other than the initial purchasers or their permitted transferees, then the Private Warrants will be redeemable by the Issuer and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Units (and the securities underlying the Private Units) will, subject to certain limited exceptions, be subject to transfer restrictions until after the completion of the Issuer’s initial business combination, as summarized below.

Working Capital Loans

The Reporting Persons or the Issuer’s other officers or directors, or their respective affiliates, may, but are not obligated to, loan funds to the Issuer, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial business combination, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit (“Working Capital Units”). The Working Capital Units, if any, would be identical to the Private Units. The terms of such loans, if any, have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of January 11, 2021 (as amended from time to time, the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on the later of: (i) 30 days after the consummation by the Issuer of a business combination, or (ii) January 14, 2022, and, subject to earlier redemption, terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of an initial business combination, and (y) the liquidation of the Issuer.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of January 11, 2021 (the “Registration Rights Agreement”), among the Issuer, the Sponsor and certain other securityholders, the holders of the Founder Shares, the Private Units (and underlying securities) and any Working Capital Units (and underlying securities), including any warrants, shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Sponsor, are entitled to make up to three demands that the Issuer register such securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on or after the date that the Issuer consummates its initial business combination. In addition, the holders of the Registrable Securities, including the Sponsor, have certain “piggy-back” registration rights with respect to registration statements filed on or after the date of the Issuer’s initial business combination.

Letter Agreement

On January 11, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Reporting Persons and the other parties thereto (collectively, the “Insiders”).

Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer:

(i)            that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides public stockholders with the opportunity to redeem their shares upon the approval of any such amendment;

(ii)            that if the Issuer solicits approval of its stockholders of a business combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such business combination; and

(iii)            to waive any right to exercise redemption rights with respect to any shares of Common Stock owned or to be owned by them (or to sell such shares to the Issuer in a tender offer), and not to seek redemption with respect to such shares in connection with any vote to approve a business combination (or sell such shares to the Issuer in a tender offer in connection with such a business combination) or any amendment to the Issuer’s amended and restated certificate of incorporation prior thereto.

Additionally, each Insider has agreed to the following transfer restrictions in the Letter Agreement, subject to customary exceptions set forth therein:

(a)	until the date that is 180 days following the commencement of sales of the IPO, each Insider shall not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly any Units, shares of Class A Common Stock, Founder Shares, Warrants or any securities convertible into, or exercisable, or exchangeable for, any of the foregoing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of the foregoing;

(b)	each Insider shall not transfer any Founder Shares (or shares of Class A Common Stock issuable upon conversion thereof) until the earlier of (i) one year after the completion of the Issuer’s initial business combination and (ii) subsequent to the initial business combination, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the holders of Public Units having the right to exchange their shares of Class A Common Stock for cash, securities or other property; and

(c)	each Insider shall not transfer any Private Units, including the shares of Class A Common Stock or Private Warrants included therein or any shares of Class A Common Stock issued or issuable upon the conversion or exercise of the Private Warrants, until 30 days after the completion of the initial business combination.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Units Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 99.2-99.6 to this Schedule 13D.

Except as set forth herein, neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and any applicable contractual restrictions, the Reporting Person may in the future take such actions with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 6,852,540 shares of Class A Common Stock, consisting of (i) 6,195,040 shares of Class A Common Stock issuable upon conversion of Founder Shares and (ii) 657,500 shares of Class A Common Stock included in the Private Units, in each case directly held by the Sponsor, representing approximately 19.2% of the outstanding shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the Founder Shares). This does not include shares issuable upon exercise of the Private Warrants included in the Private Units, because the Private Warrants cannot be exercised until the satisfaction of material conditions outside the control of the Reporting Persons.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is calculated based upon 29,527,500 shares of Class A Common Stock outstanding as of January 14, 2021, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on January 21, 2021, and based upon information received from the Issuer.

By virtue of his role as sole manager of the Sponsor, Mr. Rothstein has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the shares of Class A Common Stock beneficially owned by the Sponsor.

(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, there have been no transactions in the Class A Common Stock by the Reporting Persons within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

The Founder Shares Subscription Agreement is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The Private Placement Unit Subscription Agreement is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Warrant Agreement is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

The Letter Agreement is incorporated by reference as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.*

99.2	Securities Subscription Agreement, dated October 15, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-251650), filed with the Securities and Exchange Commission on December 23, 2020).

99.3	Private Placement Unit Subscription Agreement, dated January 11, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 15, 2021).

99.4	Warrant Agreement, dated January 11, 2021, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 15, 2021).

99.5	Registration Rights Agreement, dated January 11, 2021, among the Issuer, the Sponsor and certain other securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 15, 2021).

99.6	Letter Agreement, dated January 11, 2021, among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 15, 2021).

99.7	Power of Attorney for the Reporting Persons (incorporated by reference to Exhibit 24.1 to the Form 3 filed jointly by the Reporting Persons on January 11, 2021).

* Filed herewith.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2021

200 PARK AVENUE PARTNERS, LLC

By:	/s/ Adam Rothstein*
Adam Rothstein
Manager

/s/ Adam Rothstein*
Adam Rothstein

*By:	/s/ Jason R. Sanderson
Jason R. Sanderson, Attorney-in-Fact